China Cord Blood Corporation Announces Completion of Strategic
Partnership with Cordlife Group Limited

HONG KONG, China, November 12, 2012 -- China Cord Blood Corporation (NYSE:CO) (“CCBC” or the “Company”), the first and largest cord blood banking operator in China, today announced the successful completion of the transaction with Cordlife Group Limited (CLGL.SP) (“Cordlife”), a cord blood and tissue banking service provider listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The transaction was first announced on August 15, 2012.

As a result of the transaction, CCBC now wholly owns the equity ownership of Guangzhou Municipality Tianhe Nuoya Bio-engineering Co. Ltd. (“Nuoya”), the Company’s operating arm in Guangdong province, and Cordlife acquired 7,314,015 ordinary shares of the Company, representing approximately 10% of the Company’s issued and outstanding shares. As of the date of this press release, the Company has 73,140,147 issued shares (inclusive of 100,999 shares being held as treasury shares).

For the purpose of fostering a close alliance and building partnership between CCBC and Cordlife, the board of directors of CCBC has appointed Mr. Jeremy Yee as a non-executive independent director, effective today. Mr. Yee serves as the Chief Executive Officer of Cordlife and is experienced with developing successful growth strategies in Pan-Asia regions. Mr. Yee holds a BA (Econ)(Hons) from the University of Manchester and a BCom (Prof Acct) from Murdoch University, as well as a MCom from the University of Sydney, and a MBA from NTU and The University of Chicago Booth School of Business.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at http://www.chinacordbloodcorp.com.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5185

Email: robert.koepp@icrinc.com